Mail Stop 4561



November 17, 2005


By U.S. Mail and facsimile to (301) 201-0629.

David R. Brown
Chief Financial Officer
National Mercantile Bancorp
1880 Century Park East
Los Angeles, CA 90067

Re:	National Mercantile Bancorp
Form 10-KSB
	Filed March 31, 2005
	File No. 001-13015

Dear Mr. Brown:

      We have reviewed your response letter filed with the Commission on October 7, 2005 and have the following additional comment.
Please
provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 13 - Derivatives, page 63

1. We note your response to our comment letter dated September 22, 2005. Based on your response it appears that you have applied the shortcut method to assume no ineffectiveness in your $15 million interest rate swaption designated as a fair value hedge of your fixed rate junior subordinated deferrable interest debentures. Please provide us with the following with respect to this hedging relationship:

* More clearly describe the terms of both the hedged item and the hedging instrument. For example, describe the terms of the call options embedded in both the swaption and the hedged item.

* Explain your rationale for using a swaption, rather than a swap, as the hedging instrument in this transaction. For example, explain what event(s) would cause you to exercise your option to enter into the interest rate swap.

* Tell us how you determined the shortcut method of assessing hedge effectiveness to be appropriate given the fact that paragraph 68 of
SFAS 133 can only be applied to hedges of interest rate risk involving an interest rate swap.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3426 if you have questions.

Sincerely,



Angela Connell
Senior Accountant
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David R. Brown
National Mercantile Bancorp
November 17, 2005
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